Katherine Denby

T: +1 202 776 2070

kdenby@cooley.com

September 29, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kathleen Collins

David Edgar

Re:	Datadog, Inc.

Form 10-K for the Year Ended December 31, 2022

Filed February 24, 2023

Form 10-Q for the Quarter Ended June 30, 2023

Filed August 9, 2023

Form 8-K Furnished August 8, 2023

Ladies and Gentlemen:

Reference is made to the comment letter (the “Comment Letter”), dated September 28, 2023, from the staff of the Securities and Exchange Commission regarding the above captioned filings of Datadog, Inc. (the “Company”).

Pursuant to our discussion with Mr. Edgar on September 29, 2023, the Company respectfully requests an extension to respond to the Comment Letter by no later than October 27, 2023.

Please direct any comments or questions to me at (202) 776-2070.

Sincerely,

/s/ Katherine Denby
Katherine Denby
Cooley LLP

cc:	David Obstler, Datadog, Inc.

Kerry Acocella, Datadog, Inc.

Cooley LLP 1299 Pennsylvania Ave Suite 700 Washington, DC 20004-2400

t: +1 202 842 7800 f: +1 202 842 7899 cooley.com